May 21, 2008

James B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Hospira, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
File No. 1-31946

Dear Mr. Rosenberg:

With respect to the SEC’s comment letter dated April 28, 2008, as discussed with Mr. Rodriguez, Hospira will respond to this letter on or before Monday, June 9, 2008.  If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Deborah Koenen
Deborah Koenen

cc:	Gus Rodriguez
Mary Mast

Hospira, Inc.	Deborah K. Koenen
275 North Field Drive	Legal Department
Lake Forest, IL 60045	Senior Counsel Securities
T 224.212.2000	Phone: (224) 212-2199
www.hospira.com	Fax: (224) 212-2088
deborah.koenen@hospira.com